

September 4, 2012

<u>Via E-mail</u>
Mr. David L. Dunkel
Chairman of the Board
Chief Executive Officer and Director
Kforce Inc.
1001 East Palm Avenue
Tampa, Florida 33605

     Re: **Kforce Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2011
               Filed March 8, 2012
               File No. 000-26058

Dear Mr. Dunkel:

We have reviewed your filing and have the following comment. In our comment we ask that you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

Notes to Consolidated Financial Statements

5. Goodwill and Other Intangible Assets, page 51

1.   We note from Note 14 on page 64 that as of December 31, 2011, KForce performed a review of its operating segments and concluded that KCR and HIM met the criteria to be considered separate operating segments under ASC 280. Note 5 indicates that as of December 31, 2011, KForce performed a review of its reporting units and concluded that KCR and HIM no longer met the aggregation criteria and should be considered individual reporting units for purposes of the annual impairment test. Please note that pursuant to ASC 350-20-35-33, the provisions of Topic 280 shall be used to determine the reporting units of an entity. Each identified operating segment under ASC 280-10-50-1 constitutes a reporting unit, and only components of an operating unit can be considered for aggregation. Identified operating segments under ASC 280-10-50-1 cannot be aggregated for purposes of determining reporting units. Also, tell us whether prior to

December 31, 2011, you determined that KCR and HIM were considered separate components which were aggregated into one reporting unit following the criteria in ASC 350-20-35-35.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director